Ehibit 4.1

                                    Agreement

         AGREEMENT made this 9th day of July, 2001 by and between Individual Investor Group, Inc., a Delaware corporation with principal offices located at 125 Broad Street, New York, N.Y. 10004 (hereinafter referred to as "Seller"), and The Kiplinger Washington Editors, Inc., a Delaware corporation ("Purchaser"), with principal offices located at 1729 H Street, N.W. Washington, DC 20006.
                                   WITNESSETH:

         WHEREAS, Seller is the publisher of Individual Investor Magazine,
("II")

         WHEREAS, Purchaser is the publisher of Kiplinger's Personal Finance magazine ("KPFM");

         WHEREAS, Seller is planning to cease publication of II after publication and distribution of the August 2001 issue;

         WHEREAS, Seller desires to sell and Purchaser desires to buy certain assets of the business of Seller (as hereinafter defined), upon the terms and subject to the conditions hereinafter set forth; and

         WHEREAS, Seller is willing to provide certain services to Purchaser in connection with the assets to be purchased;

         NOW THEREFORE, in consideration of the promises and of the representations and agreements of the parties hereafter set forth, the parties hereto agree as follows:
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                                    ARTICLE I

                                Purchase and Sale

         1.01 Transfer of Assets. Seller hereby sells, assigns, transfers, and delivers to Purchaser, and Purchaser hereby purchases, accepts and receives from Seller, all of Seller's right, title and interest in and to the following assets:

         (a) All files and records in electronic, paper or any other format or media that relate to subscribers or other purchasers of II in possession of and/or controlled by Seller and/or in the possession of Communications Data Service, Inc. ("CDS"), including but not limited to Active Subscribers, Expired Subscribers, and Bad Pay Subscribers, all promotional campaigns, list rental history, newsstand record and the like as more fully described in Schedule 1.01(a) hereto (collectively, the foregoing assets are sometimes referred to as the "Assets"). All said files and records shall be in the form maintained by Seller and /or CDS.

         (b) Seller will, for a period of ninety (90) days after the date hereof, (i) provide Purchaser with reasonable access to all files and records in electronic, paper or any other media or format in the possession or control of Seller that relate to the sale of past, current or future advertising, including but not limited to names, address, telephone numbers and e-mail addresses of advertisers and their agencies, volume of advertising purchased or proposed, credit experience, agency commission, and the like and (ii) permit Purchaser to make complete copies and/or extracts from said files and records for Purchaser's use.

         (c) Seller agrees to prepare a letter on its letterhead in the form of Exhibit A, to all of its subscribers announcing the cessation of publication of II and the endorsement and selection of KPFM to fulfill remaining issues. The


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

cost of printing and sending this letter shall be borne by Purchaser. The timing and method of distribution of this letter shall be determined by Purchaser.

         1.02 Obligations of Purchaser. (a) Fulfillment. Purchaser will provide subscribers of II with KPFM, without additional costs to subscribers, for the number of issues of II that said subscribers have paid for, but have not been served. Seller shall publish and distribute the July 2001 and August 2001 issues of II before the date hereof.

         (b) Refunds. Purchaser, through CDS, will make refunds of the balance of deferred subscription revenue for direct to publisher subscribers who request a refund from the Refund Escrow Fund as set forth in the Escrow Agreement attached hereto as Exhibit C. The cost of providing refunds billed by CDS and the refunds will be paid from the Refund Escrow Fund. If the Escrow Fund is exhausted, Purchaser and Seller will each pay one-half (1/2) of (i) additional refunds of the balance of deferred subscription revenue for direct to publisher subscribers who request a refund and (ii) the cost of providing refunds billed by CDS. Subscribers who request refunds who are agent sold (not direct to publisher subscribers) will be advised to contact their respective agents to obtain a refund or an alternative magazine. Purchaser will remit to each agent for each such subscriber requesting a refund that portion of the net subscription price (gross subscription price less agent commission) received by II that is still in deferred subscription revenue. The costs to Purchaser for said remittances to agents will be paid from the Refund Escrow Fund as set forth in the Escrow Agreement attached hereto as Exhibit C. If the Refund Escrow Fund is exhausted, Purchaser and Seller will each pay one-half (1/2) of additional said remittances to agents.


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         (c) Purchaser is assuming no other obligations except as explicitly set out in Sections 1.02(a) and 1.02(b).

         1.03 Seller's Covenant Not to Compete. After the date hereof and for a period of five (5) years thereafter, Seller agrees that it (i) will not directly or indirectly (except in association or under agreement with Purchaser) use the name Individual Investor for print periodical publishing or list rental purposes, except for the use of the name "Individual Investor's Special Situations Report" in connection with a monthly newsletter, (ii) will not authorize any third party to use the name Individual Investor for print periodical publishing, and (iii) will, at Purchaser's reasonable request and expense, assist Purchaser in preventing a third party from using the name Individual Investor for print periodical publishing. Seller has obtained and delivered to Purchaser, an agreement from American Association of Individual Investors ("AAII") in which AAII agrees that, for a period of five (5) years that AAII will not license the name Individual Investor to any other entity in the field of consumer personal finance for use on a magazine or other print publication.

         1.04 Consulting Agreement. Seller agrees, for a period commencing on the date of execution of this Agreement and continuing for a (1) year period, to provide consulting services as follows: At Purchaser's reasonable request, Seller shall assist Purchaser in connection with the transition of II subscribers to KPFM, renewal of former II subscribers to KPFM, analysis of II advertising accounts and campaigns, and list rental efforts related to the former II list. Such services shall be provided by Seller on an as needed basis by such of Seller's personnel as Seller shall assign to work with representatives of Purchaser, and shall be performed in the manner so as not to unreasonably interfere with Seller's operations. Seller shall not be required to retain or hire personnel or independent contractors in order to provide Purchaser the services required by this Section and Seller shall not be required to spend any specific amount of time in performing such services.


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

         1.05 Assets Included In Sale. Only the assets specifically transferred to Purchaser pursuant to this Agreement are included in this Sale and all other assets of Seller are retained by Seller.

                                   ARTICLE II

                                  Consideration

         2.01 Purchase Price. (a) In consideration of the transfer of the Assets to Purchaser, the covenant not to compete, the provision of consulting service, and the due performance by the Seller of its obligations hereunder, Purchaser shall (i) assume the obligations set forth in section 1.02 hereof and (ii) pay to Seller the sum of Three Million Five Hundred Thousand Dollars ($3,500,000) (the "Purchase Price"), subject to the escrow provisions contained in sections
9.04 of this Agreement. Subject to the escrow provision of Section 9.04, payment of the purchase price shall be made simultaneously with the execution hereof by bank wire transfer or by certified or official bank check payable through the Federal Reserve System with funds good and available on the date of Closing as follows:

         (i) One Hundred Twenty-Five Thousand Dollars ($125,000) of the Purchase Price shall be paid to Rubin, Winston, Diercks, Harris & Cooke, LLP, to hold in escrow until the parties have selected an escrow agent to administer the Refund Escrow Fund, as defined in Section 9.04 with the balance of the funds, if any, in escrow one hundred eighty (180) days from the date hereof to be remitted to



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Seller; (ii) Five Hundred Thousand Dollars ($500,000) to be paid to Riggs
National Bank of Washington, D.C. as Escrow Agent pursuant to the Escrow Agreement as defined in Section 9.03 ; and (iii) Two Million Eight Hundred Seventy-five Thousand Dollars ($2,875,000) shall be paid to Seller.

         (b) Purchaser and Seller agree that the purchase price shall be allocated as set forth in Schedule 2.01(b).

                                   ARTICLE III

                    Representations and Warranties of Seller

         Seller hereby represents and warrants to Purchaser as follows:

         3.01 Organization, etc. Seller is a corporation organized, existing and in good standing under the laws of the state of Delaware. Seller has full corporate power and authority to own the Assets.

         3.02 Authorization of Agreement. Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions provided for herein. The execution and delivery of this Agreement by Seller and the performance by Seller of all of its obligations hereunder have been duly authorized by all necessary corporate action. This Agreement has been duly and validly authorized, executed and delivered on behalf of Seller and constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms. No consent, authorization or approval of, or exemption by, any governmental or public body or authority is required in connection with the execution, delivery and performance by Seller of this Agreement or any of the instruments or agreements herein referred to, or the taking of any action herein contemplated.



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

         3.03 Properties. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will transfer to Purchaser legal, valid and marketable title to all of the Assets, free and clear of all claims, liens, charges and encumbrances of any kind or nature whatsoever.

         3.04 Litigation and Compliance with Law. (a) Seller has not received notice of, nor has it any knowledge of, any law, rule or regulation, whether existing or proposed, or any suit, action proceeding, investigation, or inquiry, pending or threatened, which would in any materially adverse way interfere with the use of the Assets substantially as carried on at present.

         Neither this Agreement nor its consummation will create any default or forfeiture under any agreement or writing to which Seller is a party or subject to or by which it is or may be bound, or in any violation of any law, rule or regulation of any government, or board, bureau, commission or agency thereof, or create or result in the creation or imposition of any lien or charge upon any of the Assets which would have a material adverse effect on the Assets.

         3.05 Financing Statements. No currently effective financing statement under the Uniform Commercial Code which has been secured by the Assets to be acquired pursuant to this Agreement and which names Seller as debtor has been filed in any jurisdiction, and Seller has not signed any such financing statement or any security agreement authorizing any secured party thereunder to file any such financing statement.

         3.06 Disclosure. To the best of Seller's knowledge, no representation or warranty by Seller in this Agreement and no written statement, exhibit, schedule, certificate or other document heretofore or hereafter furnished by Seller or on its behalf pursuant to this Agreement or in connection with the transactions contemplated hereby contains, or will contain, as of the Closing Date, any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

         3.07 Seller represents and warrants that: (a) the agreement of Seller to enter into this Agreement is not the product of duress and (b) its economic circumstances are not the result of any wrongful conduct of Purchaser.

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



                                   ARTICLE IV

                   Purchaser's Representations and Warranties

         Purchaser hereby represents and warrants to Seller as follows:

         4.01 Corporate Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

         4.02 Authorization of Agreement. Purchaser has full corporate power to execute and deliver this Agreement and to consummate the transactions provided for herein. The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of all its obligations to be performed hereunder have been duly authorized by all necessary corporate action. This Agreement has been duly and validly authorized, executed and delivered on behalf of Purchaser and constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms. No consent, authorization or approval of, or exemption by, any governmental or public body or authority is required in connection with the execution, delivery and performance by Purchaser of this Agreement or any of the instruments or agreements herein referred to, or the taking of any action herein contemplated.

         4.03 General. If this Agreement is terminated for any reason, all data, information, files, records and copies of documents and other materials obtained by Purchaser from Seller in connection with this Agreement shall be returned to Seller and Purchaser shall continue to hold all information obtained there from in confidence and will not use such material for any purpose, except to the extent that such information either is, or becomes, published or a matter of public knowledge (other than knowledge gained as a result of discussions with Seller's personnel in connection with this transaction or otherwise), or hereafter becomes known to Purchaser from third parties who Purchaser has no reason to believe are in a confidential relationship with Seller, or through independent efforts of Purchaser or its employees.


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



                                    ARTICLE V

                            INTENTIONALLY LEFT BLANK


                                   ARTICLE VI

                            INTENTIONALLY LEFT BLANK


                                   ARTICLE VII

                            INTENTIONALLY LEFT BLANK


                                  ARTICLE VIII

                             Transaction Procedures

         8.01     Processing of Orders.

         (a) All subscription mail (including new and renewal orders, agent tapes and orders, checks and money orders, changes of address, etc.) received by Seller, its agents or fulfillment suppliers from the date of execution of this Agreement set forth above shall not be processed. This subscription mail shall be turned over to Purchaser after receipt.

         (b) Seller hereby agrees to: (i) suspend collection efforts for credit subscribers and (ii) suspend all renewal promotion.


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

         (c) The list rental orders received by Seller and shipped by the date of the execution of this Agreement set forth above, shall be the property of the Seller who shall be solely responsible for collection of said orders. Orders not received and shipped by the date of execution of this Agreement set forth above shall be the exclusive property of Purchaser.

         (d) Seller will cooperate with Purchaser in empowering Purchaser to endorse and deposit subscription and list rental (provided that they are the property of Purchaser as set forth in Section 8.01(c))checks or money orders to Purchaser's account that are received in subscription or other mail after the date of execution of this Agreement.

         (e) Neither party will file a Form 8594 with the Internal Revenue Service in connection with this transaction without the prior written consent of the other party, which consent shall not be unreasonably withheld.

                                   ARTICLE IX

                                   Deliveries

         9.01 Deliveries. (a) Simultaneously with the execution hereof, Seller shall:

         (1) Deliver to Purchaser certified resolutions of the Board of Directors of Seller authorizing Seller to enter into this Agreement and to consummate the transactions covered by this Agreement and of the authority of the persons executing all other instruments or writing of conveyance, transfer and assignment.

         (2) Deliver to Purchaser an opinion of Graubard Miller, counsel to Seller, in the form attached hereto as Schedule 9.02(a)(2), dated the date hereof and addressed to Purchaser.

         (3) Convey and transfer to Purchaser all of the Assets by good and sufficient bills of sale or other instruments of conveyance running to Purchaser. The transfer of the Assets by magnetic tape or by such other medium



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as Purchaser may reasonably require shall take place at CDS's facility in Iowa or at such other location as may be reasonably specified by Purchaser. Seller shall deliver to Purchaser all Assets (other than those held by CDS) in its possession and /or control within five (5) days after the date hereof.

         (4) Deliver to Purchaser a statement from CDS that the II active subscriber list consists of at least 432,000 subscribers who will receive the August 2001 issue of II.

         (5) Deliver to Purchaser a statement from CDS describing all list orders not shipped by the date of execution of this Agreement.

         (6) Deliver to Purchaser the June 30, 2001 expired inventory and related copy liability report for II.

         (7) Deliver to Purchaser a Bill of Sale executed by Seller in the form set forth in Schedule 9.01(a)(7).

         (8) Deliver to Purchaser a copy of a communication from Seller to CDS instructing CDS (i) that as of the date of execution of this Agreement, Seller has sold its current subscriber, expired subscriber and bad pay subscriber lists and related fulfillment data and any list rental orders not shipped as of the date of execution of this Agreement to Purchaser, (ii) instructing CDS to follow the instructions of Purchaser with respect to said lists and orders, including but not limited to instructions to CDS from Purchaser regarding merging the Individual Investor lists and data with Purchaser's lists and data, (iii) instructing CDS to deposit in an account for the benefit of Purchaser cash, credit card payments, checks and money orders received on or after the date of execution of this Agreement for payments for subscriptions to Individual Investor and for payments for list rental orders not shipped by the date of execution of this Agreement.



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         (9) Deliver to Purchaser copies of the July 2001 and August 2001 issues of II and the Form 3541 for second class postage expense for the July 2001 and August 2001 issues of II mailed to subscribers.

         (10) Deliver to Purchaser a fully executed agreement between Seller and American Association of Individual Investors, Inc. ("AAII") as described in
Section 1.03 hereof, together with acknowledgement by AAII that the payment to AAII required thereunder has been received.

         (11) Deliver to Purchaser a statement from CDS acknowledging that it is holding all files that it has previously held for Seller for the account of Purchaser, including without limitation Seller's current subscriber list of not less than 432,000 subscribers, Seller's expired subscriber list of not less than 795,000 subscribers (which may include duplicates), Seller's bad pay list of approximately 250,000 names, and Seller's list rental file.

         (b) Simultaneously with the execution of this Agreement and after receipt by Purchaser of the documents described in 9.01(a)(1), (2), (4), (5),
(6), (7), (8), (9), (10) and (11), Purchaser shall:

         (1) Deliver to Seller certified resolutions of the Executive Committee or Board of Directors of Purchaser authorizing Purchaser to enter into this Agreement and to consummate the transactions covered by this Agreement, and of the authority of the persons executing all documents delivered to Seller hereunder; and

         (2) Pay to Seller Three Million Five Hundred Thousand Dollars ($3,500,000.00) as specified in Section 2.01, in the manner prescribed therein, subject to escrow provisions of Sections 9.03 and 9.04 hereof.


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

         9.03 Escrow Agreement. Five Hundred Thousand Dollars ($500,000.00) of the Purchase Price shall be placed in escrow with Riggs National Bank in Washington, D.C., in accordance with the Escrow Agreement attached hereto as Exhibit B. In the event that New York State Department of Taxation and Finance notifies Seller or Purchaser that an amount in excess of $500,000 is owed to the State of New York by Seller on account of the transaction contemplated by this Agreement or otherwise, then Seller shall within two (2) business days of receipt of such notice pay such additional amount to the State of New York and deliver to Purchaser proof of such payment.

         9.04. Refund Provisions. The parties agree that all refunds required to be paid to II subscribers by Purchaser pursuant to this Agreement shall be made by CDS, first by drawing down up to One Hundred Twenty-five Thousand Dollars ($125,000.00) from the Refund Escrow Fund established pursuant to the Escrow Agreement attached hereto as Exhibit C. Any charges billed by CDS in connection with the processing of such refunds shall also be paid from the Refund Escrow Fund. The cost of any refunds or CDS charges in excess of such escrow fund shall be shared equally by Seller and Purchaser, and Seller shall pay its share to Purchaser within five (5) business days of receipt of a supporting documentation from CDS or Purchaser.

                                    ARTICLE X

                       Obligations of Seller After Closing

         10.01. Notification Requirements. (a) Within five (5) business days from the date hereof, Seller will use its best efforts to notify in writing all of II's vendors, and (b) within two (2) business days from the date hereof, Seller will notify all of II's subscription agents of the cessation of publication of II, and shall advise all coop and subscription agents that no further new subscriptions for II will be accepted, except for continuous service renewals which will now receive KPFM.


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

         10.02. Forwarding Subscription Mail. All subscription mail related to II, (including new and renewal orders, check and money orders, changes of address, etc.) received by Seller and its agents from the date of Closing to twelve months after the date hereof shall not be processed and shall be shipped UPS to Purchaser at 1729 H Street, N.W., Washington, D.C. 20006 (Attention:
Carol LePere) on a weekly basis. Any mail received by Purchaser not specifically related to subscriptions and list rentals shall be forwarded to Seller. Seller agrees that, if Purchaser so request, Seller shall have its 800 subscriber line at CDS forwarded to Kiplinger's 800 subscriber line at CDS for purposes of handling calls from II subscribers for a period of ninety (90) days.

         10.03. Seller's Retention of Subscriber Files. After transfer of II subscriber files to Purchaser and notification by Purchaser of its satisfactory receipt of said files, Seller will not maintain or authorize any other party to maintain any duplicate matter, active, expire, pander or list rental subscriber files related to II.

                                   ARTICLE XI

                  Assumption of Liabilities and Indemnification

         11.01 Indemnity by Purchaser. Purchaser shall indemnify and hold Seller and its permitted successors and assigns harmless from and against any and all claims, losses, liabilities and expenses (including reasonable fees and disbursements of counsel) suffered or incurred by Seller and its permitted successors and assigns due to any breach not expressly waived in writing by Seller occurring or arising out of or in any of the representations, warranties, covenants or agreement of Purchaser made to Seller in this Agreement.


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

         11.02 Indemnity by Seller. Seller shall indemnify and hold Purchaser and its permitted successors and assigns harmless from and against any and all claims, losses, liabilities and expenses (including reasonable and disbursements counsel) suffered or incurred by Purchaser and its permitted successors and assigns due to (a) the failure of Seller to discharge or pay any liability, obligation, indebtedness, expense of, or claim against Seller not expressly assumed by Purchaser pursuant to this Agreement, and (b) any breach (not expressly waived in writing by Purchaser) occurring or arising out of or in any of the representations, warranties, covenants or agreements of Seller made to Purchaser in this Agreement or in any certificates, covenants, or agreements provided pursuant to or in implementation of this Agreement.

         11.03 Procedures with Respect to Indemnity. The indemnitee shall give the indemnitor prompt notice of any claim, demand, assessment, suit, or proceeding to which the indemnity set forth in Section 11.01 or 11.02 applies. The indemnitor shall have the right to control the defense or settlement of any such action subject to the provisions set forth below, but the indemnitee may, at its election, participate in the defense of any action or proceeding at its sole cost and expense. Should the indemnitor fail to defend any such action, then, in addition to any other remedies the indemnitee may settle (provided it shall give the indemnitor not less than fifteen (15) days' prior written notice of the terms thereof and permit the indemnitor then to undertake such defense) or defend such action or proceeding through counsel of its own choosing and may recover from the indemnitor the amount of such settlement, demand, or any judgment or decree and all of its costs and expenses, including reasonable fees and disbursements of counsel. The indemnitor will not compromise or settle any claim without the prior written consent of the indemnitee, which shall not be unreasonably withheld, provided, however, that if such approval is withheld the liability of the indemnitor shall be limited to the total sum represented in the amount of the proposed compromise or settlement and the amount of the indemnitee's counsel fees incurred in defending such claim, as permitted by the preceding sentence, accrued at the time said approval is withheld.


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                                   ARTICLE XII

                               General Provisions

         12.01 Expenses of the Parties. All expenses involved in the preparation and consummation of this Agreement, including without limitation, all fees and expenses of agents, representatives, counsel and accountants, shall be borne solely by the party that shall have incurred the same and the other party shall have no liability with respect thereto, provided however, that all sales, use or similar tax, if any, payable by reason of the sale, transfer or delivery of the Assets to Purchaser shall be the sole responsibility of Seller who hereby agrees to hold harmless and indemnify Purchaser from and against any and all loss, liability, cost or expense, including reasonable counsel fees, based upon or arising out of Seller's failure to pay any of such taxes. Seller agrees that it is solely responsible for any and all compensation owed to The Jordan Edmiston Group, Inc. as a result of the transaction contemplated hereby. Purchaser agrees that it is solely responsible for any and all compensation owed to Richard L LePere, Inc. as a result of the transaction contemplated hereby.

         12.02 Survival of Covenants, Representations and Warranties. The representations and warranties contained in Sections 3.01 and 3.02 hereof shall survive the Closing for a period of five (5) years. All other provisions hereof, which by their terms, are to be performed after the Closing and the several representations, warranties and agreements of the parties herein contained shall survive the Closing for a period of three (3) years from the date of Closing and shall not be affected or invalidated by reason of any inspection or examination which has been made by or on behalf of any party nor by reason of any disclosure made to any party but not specifically set forth or referred to in this Agreement; and any and all of such representations, warranties and agreements


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shall be fully effective irrespective of any such inspection examination or disclosure, and each party shall be entitled to rely and shall be presumed to have relied, on each and all of such representations, warranties and agreements made by the other party.

         12.03 Covenant of Further Assurances. From time to time after the Closing, Seller shall, at Purchaser's request, and without further consideration, execute, acknowledge and deliver to Purchaser any and all instruments and other writings and do all other acts or things reasonably requested by Purchaser in order to evidence and effectuate the consummation of any of the transactions contemplated by this Agreement. Purchaser shall do likewise at Seller's request.

         12.04 Notices. Any notice, request, demand, waiver or consent required or permitted hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery if delivered by person or on the next business day after the date of delivery to a national overnight courier service, if delivered through such services to the following addresses or to such other address as any party may request by notifying in writing the other party to this Agreement in accordance with the Section 12.04:

         If to Purchaser:

         The Kiplinger Washington Editors, Inc.
         1729 H Street, N.W.
         Washington, D.C.  20006
         Attn:    Mr. Corbin M. Wilkes
                  Vice President for Finance

         with a copy to:


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

         Rubin, Winston, Diercks, Harris & Cooke, L.L.P.
         Sixth Floor
         1155 Connecticut Avenue, N.W.
         Washington, D.C.  20036
         Attn: Walter E. Diercks, Esquire

         If to Seller:

         Individual Investor Group, Inc.
         125 Broad Street, 14th Floor
         New York, NY  10004
         Attn:  Gregory E. Barton
                President

         With a copy to:

         Graubard Miller
         600 Third Avenue
         New York, N.Y.  10016
         Attn:  Peter M. Ziemba, Esq.

         12.05 Entire Agreement; Waiver, Amendments; Construction. This Agreement, including the attached exhibits, all of which are made a part hereof by this reference, and the documents and instruments delivered pursuant hereto contain the entire agreement between the parties hereto and supercedes any and all prior agreements, arrangements or understandings relating to the subject matter hereof, all of which are merged herein. No oral understandings, statements, promises or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants or conditions, express or implied, other than as set forth herein, have been made by any party. No waiver or extension of time for performance of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be construed as a further or continuing waiver or extension of any such term, provision or condition of this Agreement. This Agreement cannot be changed or terminated orally, and no waiver, extension or consent shall be


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effective unless evidenced by an instrument in writing duly executed by the party who is sought to be charged with having granted the same. The Article or Section headings of this Agreement are for convenience or reference only and do not form a part hereof and do not in any way modify, interpret or construe the intentions of the parties. This Agreement shall be governed and construed and enforced in accordance with, and subject to, the internal laws of the State of New York without regard to principles of conflicts of laws.

         12.06 Parties in Interest. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective heir, successors and assigns, except that neither party shall assign its rights or obligations under this Agreement to any person without the consent of the other person or by operation of law. Nothing in the immediately preceding sentence shall prohibit Purchaser from assigning its rights and obligations under this Agreement to a wholly-owned subsidiary of Purchaser. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. This Agreement may be executed in one or more counterparts and all such counterparts shall constitute one and the same instrument.

         12.07 Access to Information. In order to facilitate the resolution of any claims made against Seller with respect to the Assets after the date hereof, or for any reasonable purpose, for a period of seven (7) years, Purchaser shall
(i) retain the files and information that comprise the Assets and (ii) upon reasonable notice, afford the officers, employees and authorized agents and representatives of Seller reasonable access (including the right to make photocopies) during normal business hours, to such files and information.







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


                 [Signature Page to Agreement dated July 9, 2001 by and between Individual Investor Group, Inc.
                   and The Kiplinger Washington Editors, Inc.]



                                    Individual Investor Group, Inc.

                                        /s/ Howard B. Lorch
                                    By:  ____________________________

                                           Howard B. Lorch
                                    Name:  _________________________

                                           VP - Controller
                                    Title:  __________________________


                                    Purchaser:


                                    The Kiplinger Washington Editors, Inc.

                                        /s/ Theodore J. Miller
                                    By:  ____________________________

                                          Theodore J. Miller
                                    Name:  __________________________

                                          Sr. V.P., Publishing
                                    Title:  _____________________________












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